SOUTHERN CALIFORNIA BANCORP

12265 El Camino Real, Suite 210

San Diego, California 92130

May 8, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Shannon Davis
Michael Volley
Madeleine Mateo
Tonya Aldave

Re:	Southern California Bancorp

Registration Statement on Form 10-12B

File No. 001-41684

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (as amended, the “Registration Statement”) filed by Southern California Bancorp (the “Company”) with the United States Securities and Exchange Commission. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the Company hereby respectfully requests that the effective date and time of the Registration Statement be accelerated to May 10, 2023 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

If you should have any questions or further comments with respect to the Registration Statement, please direct them to Josh Dean of Sheppard, Mullin, Richter & Hampton LLP, at (714) 424-8292. The Company requests that notification of the effectiveness of the Registration Statement be made by a telephone call to Mr. Dean and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Joann Yeung
Joann Yeung
Senior Vice President, Chief Accounting Officer
on behalf of
SOUTHERN CALIFORNIA BANCORP